EXHIBIT 99.1

RED HILL GOLD PROJECT EXPLORATION AND

DEVELOPMENT UPDATE FROM NORTHERN STAR

TORONTO, CANADA – November 22, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to share an exploration and development update for the Red Hill gold project in Western Australia (“Red Hill”) from its royalty operating partner Northern Star Resources Limited (“Northern Star”) on November 21, 2023. Vox holds a 4% gross revenue royalty over mining lease M27/57 at Red Hill, which Vox management estimates covers the majority of the Inferred resource(1).

The Red Hill gold deposit is located 3km east of Northern Star’s Kanowna Belle mine and processing plant and 22km north-east of Northern Star’s Kalgoorlie Consolidated Gold Mines Operations (“KCGM”) and Fimiston processing plant in Western Australia. KCGM is currently the subject of a major expansion project by Northern Star, the A$1.5 billion KCGM Mill Expansion Project. The Red Hill project was historically mined as an open pit operation between 2001 and 2007, producing approximately 467,000oz of gold.

Kyle Floyd, Chief Executive Officer stated: “We are excited about the positive developments at Red Hill, with Northern Star now classifying the project as at Feasibility stage and as one of the key deposits which could provide open pit ore feed to the Fimiston processing plant as part of its major A$1.5B capacity expansion. The ongoing exploration drilling as well as planned geotechnical and metallurgical work announced by Northern Star solidifies Red Hill's potential for fast-tracked development with further potential for exploration success.”

Figure 1. Red Hill Long Section

(Source: Northern Star, 21 November 2023 Exploration Update)

(https://www.nsrltd.com/investor-and-media/asx-announcements/2023/november/exploration-update-supplementary-with-table-1-repo)

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Exploration & Development Update(1)(2)(3)(4)

On November 21, 2023, Northern Star announced:

•	Drilling at Red Hill continues to improve resource confidence within the open pit resource.
•	Recent drilling has focused on testing the extent of mineralisation to the north-east and south-west while improving confidence limits of the current resource.
•	The current Inferred Mineral Resource(1) at Red Hill of 32.4Mt @ 1.1g/t for 1.2Moz remains open in several directions.
Significant underground drill results reported (Figure 1), including:
o	RHDD23064 – 107.5m @ 1.4g/t Au
o	RHDD23065 – 136.4m @ 0.8g/t Au
o	RHDD23066 – 175.3m @ 1.3g/t Au
o	RHDD23061 – 68.0m @ 1.2g/t Au
o	RHRC23005 – 99.0m @ 0.6g/t Au
•	Two diamond drill rigs are working at improving the understanding of grade and geological continuity as well as supporting geotechnical investigations and metallurgical testing.
•	Further drilling will continue to test the current resource area for bulk potential below Nemesis and Red Hill pits during FY2024.

Northern Star in addition has now categorised Red Hill as being at Feasibility stage (Figure 2) and as one of the deposits that could provide open pit material to the Fimiston Processing Plant, located 22km south-west of Red Hill. Fimiston has a current capacity of 13Mtpa, and following approval of the A$1.5 billion KCGM Mill Expansion Project (announced on June 22, 2023), is expected to expand to a steady-state capacity of 27Mtpa by FY29.

Figure 2. KCGM Ore Feed Optionality

(Source: Northern Star, 21 November 2023 Exploration Update Presentation)

(https://www.nsrltd.com/investor-and-media/asx-announcements/2023/november/exploration-update-presentation)

Janet Ivy Reaches Production Milestone

On November 13, 2023, Vox received royalty revenue receipts related to Q3 2023 revenue attributable to its Janet Ivy royalty. On receipt of the Q3 2023 royalty revenue, royalty revenue collected to date now surpasses A$750,000, triggering the milestone payment threshold set out in the royalty sale and purchase agreement with Horizon Minerals Limited (“Horizon”) dated March 27, 2021 (“RSPA”). In order to satisfy the milestone payment obligation of A$3,000,000 set out in the RSPA, Vox will issue 948,448 common shares to Horizon on or prior to November 24, 2023. Vox has received conditional approval to issue the Horizon Shares from the TSX.

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Vox management is pleased with the ramp-up in production that is occurring at the Janet Ivy gold mine by its operating partner Norton Gold Fields Pty Ltd. (a subsidiary of Hong Kong and Shanghai-listed, Zijin Mining Group Co., Limited) and expects additional ramp-up in royalty revenue to continue for Q4 2023 and across FY2024. Vox holds an uncapped A$0.50/tonne production gold royalty over Janet Ivy, which forms the core of Zijin’s Binduli North heap leach project.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President – Australia	Chief Executive Officer
riaan@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of Northern Star’s updates provided by management and the potential impact on the Company of such updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production at Red Hill, expectations regarding the size, quality and exploitability of the resources at Red Hill and Janet Ivy, future operations and work programs of Northern Star, the receipt of future royalty payments derived from royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive final regulatory approvals, as qpplicable.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company expects to receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this release.

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Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)

Red Hill resource estimate – Northern Star Resources Limited Annual Mineral Resource and Ore Reserve Statement dated 4 May 2023: https://www.nsrltd.com/investor-and-media/asx-announcements/2023/may/resources,-reserves-and-exploration-update. See Appendix A for all drilling results.

(2)	Northern Star Resources Limited Exploration Update dated November 21, 2023: https://www.nsrltd.com/investor-and-media/asx-announcements/2023/november/exploration-update-supplementary-with-table-1-repo
(3)	Northern Star Resources Limited Exploration Update Presentation dated November 21, 2023: https://www.nsrltd.com/investor-and-media/asx-announcements/2023/november/exploration-update-presentation
(4)	KCGM Mill Expansion Approved, Work Underway dated June 22, 2023: https://www.nsrltd.com/investor-and-media/asx-announcements/2023/june/kcgm-mill-expansion-financial-investment-decision

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